

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2023

Marcello Appella
Chief Financial Officer
GHST World Inc.
667 Madison Ave
5th Floor
New York, NY 10065

> **Re: GHST World Inc.**
> **Form 10-K for the fiscal year ended June 30, 2023**
> **File No. 000-31705**

Dear Marcello Appella:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2023

Item 9A. Controls and Procedures, page 28

1.   Please amend your filing to include management's annual report on internal control over financial reporting. Refer to Item 308(a) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Dietz at 202-551-3408 or Kathleen Collins at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Constantine Christakis